

09012009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File No. ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN DECEMBER 31, 2008 AND 2007

B902123

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 24, 2009

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2008	2007
Assets		
Cash	$ 1,809	$ 4,939
Investments, at fair value	4,837,278	6,060,503
Accrued interest and dividend income	10	-
Due from brokers	2,272	1,597
Total assets	4,841,369	6,067,039
Liabilities		
Due to brokers	1,789	-
Net assets reflecting all investments at fair value	4,839,580	6,067,039
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,987)	(2,922)
NET ASSETS AVAILABLE FOR BENEFITS	$4,823,593	$6,064,117

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 133,816
Participant	274,997
Total contributions	408,813
Investment income	
Net depreciation in fair value of investments	(1,154,257)
Interest and dividends	160,707
Net investment income	(993,550)
Net additions	(584,737)
Deductions	
Benefits paid to participants	357,356
Other expenses	340
Total deductions	357,696
Net decrease prior to transfer	(942,433)
Plan transfer (notes A and G)	(298,091)
NET DECREASE AFTER TRANSFER	(1,240,524)
Net assets available for benefits	
Beginning of year	6,064,117
End of year	$4,823,593

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

US employees of TAP Pharmaceutical Products Inc. ("TAP") (Abbott's joint venture with Takeda America Holdings, Inc.), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) were also able to voluntarily participate, after meeting certain requirements, until Abbott and Takeda concluded their joint venture, TAP, evenly splitting the value and assets of the joint venture. On April 30, 2008 Abbott exchanged its 50 percent equity interest in TAP for the assets, liabilities, and employees related to TAP's *Lupron* business. Approximately 300 *Lupron* franchise employees who transferred to Abbott continue to participate in the Plan. All other TAP employees ceased participation and balances totaling approximately $297,851,000 for these employees were transferred to the Takeda Pharmaceuticals North America, Inc. Savings and Retirement Plan on July 2, 2008.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions. Participants may choose to make their contributions

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. If the participant contributes according to the plan requirements the employer contribution is 5% of the participant's eligible earnings. Employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered thirteen investment options in 2007: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund (n/k/a Vanguard Extended Equity Institutional Fund), Vanguard Institutional Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund.

Other investments as of December 31, 2007 were held as a result of the Kos Pharmaceuticals, Inc. ("Kos") acquisition. These investments were liquidated in January 2008 and were transferred into the investments currently offered by the Plan. In addition, in 2004, Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their investment accounts.

During 2008, the Plan added the following investment options: Vanguard Institutional Developed Markets, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Fund, and Wellington Mid Cap Growth Fund. As of December 15, 2008, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, and Putnam International Equity Fund are no longer investment options of the Plan.

NOTE A - DESCRIPTION OF THE PLAN – Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2008 and 2007, forfeitures reduced Abbott's contributions by approximately $970,000 and $830,000, respectively. Approximately $387,000 and $309,000 of forfeitures were available at the end of 2008 and 2007, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax

NOTE A - DESCRIPTION OF THE PLAN – Continued

Loans to Participants - Continued

accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with the FSP, the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Adoption of New Accounting Standard

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* ("SFAS 157"). Adoption of SFAS 157 did not have a material effect on the Plan's financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds: Valued at the published market price per unit multiplied by the number of units held.

Collective trust funds: Valued at the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans: Valued at cost, which approximates fair value

Guaranteed investment contracts ("GICs") in the SRP Stable Value Fund: Valued on a contract-by-contract basis by the individual GIC issuer, or in some cases by Mercer. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Commercial paper: Valued at cost, which approximates fair value given the instruments' short duration of less than 60 days.

Short-term investment funds: Valued using $1 for the NAV, which approximates fair market value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table summarizes the basis used to measure assets at fair value at December 31, 2008:

	Basis of Fair Value Measurement			
Dollars in thousands:	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock	$2,404,594	$ -	$ -	$2,404,594
Mutual funds	1,479,235	-	-	1,479,235
Collective trust funds	-	8,165	-	8,165
SRP Stable Value Fund:				
GICs	-	-	402,135	402,135
Commercial paper	-	403,574	-	403,574
Short-term investment funds	24,550	-	-	24,550
Participant loans	-	-	115,025	115,025
Investments at fair value	$3,908,379	$ 411,739	$ 517,160	$4,837,278

The following table summarizes the change in assets that are measured using significant unobservable inputs:

Dollars in thousands:	GICs	Participant Loans
Balance, beginning of year	$ 477,727	$ 116,654
Total gain or (loss)	13,065	-
Net sales and settlements	(88,657)	(1,629)
Balance, end of year	$ 402,135	$ 115,025

Mercer maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation- Continued

contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2008	2007
Average yields (approximate)		
Based on actual earnings	4%	5%
Based on interest rate credited to participants	4	5

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Abbott common shares	$2,330,721	$2,580,618
Dodge & Cox Balanced Fund	247,375	367,682
Growth Fund of America, Class R5	298,985	344,058
American Funds EuroPacific Growth Fund, Class R5	288,438	415,312

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2008 and 2007, is presented below:

	2008	2007
Abbott common shares, 43,670,986 and 45,959,363 shares, respectively (dollars in thousands)	$2,330,721	$2,580,618
Market value per share	$53.37	$56.15

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

Common shares/stock	$ (165,801)
Mutual funds	(985,884)
Collective trust funds	(2,572)
	$(1,154,257)

NOTE C – INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G – ACQUISITIONS AND DIVESTITURES

Effective October 16, 2008, Abbott sold its Abbott Spine Inc. subsidiary to Zimmer Holdings, Inc. Any participants who became employed by Zimmer in connection with the sale were permitted to roll over their participant accounts to a tax-qualified defined contribution plan maintained by Zimmer Holdings, Inc. As a result, approximately $240,000 was transferred out of the Plan.

NOTE H - SUBSEQUENT EVENTS

On February 26, 2009 Abbott completed its acquisition of Advanced Medical Optics ("AMO"). AMO was renamed Abbott Medical Optics Inc. Upon close of the acquisition, AMO employees in the United States became participants in the Plan and their participation in the Advanced Medical Optics, Inc. 401(k) Plan was frozen. It is anticipated that the assets in the Advanced Medical Optics, Inc. 401(k) Plan will be transferred to the Plan during the second half of 2009.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$2,330,721
Hospira, Inc., common stock				73,873
Mutual Funds				
American Funds EuroPacific Growth Fund, Class R5				288,438
Blackrock International Opportunities Fund				26,965
Blackrock Mid Cap Value Fund				21,697
Dodge & Cox Balanced Fund				247,375
Growth Fund of America, Class R5				298,985
Investment Company of America Fund, Class R5				138,686
PIMCO All Asset Fund				21,429
PIMCO Total Return Fund				53,717
Vanguard Extended Equity Institutional Fund				128,838
Vanguard Institutional Developed Markets				12,120
Vanguard Institutional Index Fund				167,900
Washington Mutual Investors Fund, Class R5				73,085
Collective Trust Fund				
Wellington Mid Cap Growth Fund				8,165
*Loans to participants, 4.00% to 10.25%				115,025
SRP Stable Value Fund				
Guaranteed investment contracts				
Genworth Financial	4.13%	1/2/2009		10,468
Genworth Financial	4.28%	3/2/2009		6,308
Hartford Life Insurance Company	4.16%	3/2/2009		4,181
Hartford Life Insurance Company	5.80%	4/21/2011		15,000
Jackson National Life Insurance Company	4.40%	4/1/2010		11,870
Jackson National Life Insurance Company	4.25%	2/15/2010		4,658
Jackson National Life Insurance Company	4.14%	9/1/2009		11,869
Metropolitan Life Insurance Company	1.84%	4/2/2013		25,141
Metropolitan Life Insurance Company	5.32%	2/26/2013		10,448
Metropolitan Life Insurance Company	5.11%	2/20/2013		31,318
Metropolitan Life Insurance Company	3.98%	10/30/2009		10,068
Metropolitan Life Insurance Company	5.42%	5/28/2013		10,320
Monumental Life Insurance Company	4.55%	7/1/2010		11,780
Monumental Life Insurance Company	4.13%	12/31/2009		11,800
Monumental Life Insurance Company	4.59%	6/30/2009		12,232
Pacific Life Insurance Company	4.95%	5/9/2011		15,478
Pacific Life Insurance Company	4.32%	2/16/2010		11,846
Pacific Life Insurance Company	4.48%	4/8/2011		25,811
Principal Life Insurance Company	4.50%	8/16/2010		11,720
Principal Life Insurance Company	5.48%	6/3/2013		20,632

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2008
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund - Continued				
Guaranteed investment contracts - Continued				
Principal Life Insurance Company	4.38%	5/17/2010		$ 11,804
Prudential Asset Management Company	6.64%	3/5/2013		15,073
Prudential Asset Management Company	5.24%	4/9/2009		10,379
Prudential Asset Management Company	5.58%	10/8/2010		10,126
Prudential Asset Management Company	4.22%	11/13/2009		5,802
Prudential Asset Management Company	4.23%	1/4/2010		8,904
Prudential Asset Management Company	4.20%	11/30/2009		8,894
Prudential Asset Management Company	2.18%	12/3/2009		25,043
Security Life of Denver	5.11%	2/17/2009		5,224
Security Life of Denver	4.22%	9/30/2009		11,951
Commercial Paper				
Federal Home Loan Bank Disc Note	0.02%	1/6/2009		153,598
FHLMC Disc Note	0.06%	1/20/2009		100,019
FNMA Disc Note	0.16%	2/23/2009		149,957
Short-Term Investment Funds				
*BNY Mellon STIF				24,280
TBC Inc. Pooled Emp Daily				270
				$4,821,291

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2008 AND 2007

B902122

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 24, 2009

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2008	2007
Assets		
Cash	$ 250	$ 475
Investments, at fair value	190,689	196,384
Due from brokers	164	-
Total assets	191,103	196,859
Liabilities		
Due to brokers	247	-
Net assets reflecting all investments at fair value	190,856	196,859
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,272	(277)
NET ASSETS AVAILABLE FOR BENEFITS	$192,128	$196,582

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,903
Participant	10,389
Total contributions	16,292
Investment income (loss)	
Net depreciation in fair value of investments	(16,532)
Interest and dividends	5,727
Net investment loss	(10,805)
Total additions	5,487
Deductions	
Benefits paid to participants	9,852
Other expenses	89
Total deductions	9,941
NET DECREASE	(4,454)
Net assets available for benefits	
Beginning of year	196,582
End of year	$192,128

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2008 and 2007, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offered thirteen investment options in 2007: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Vanguard Institutional Index Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund (n/k/a Vanguard Extended Equity Institutional Fund), American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004, may continue to hold the stock in their accounts.

During 2008, the Plan added the following investment options: PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Fund, Vanguard Institutional Developed Markets and Wellington Mid Cap Growth Fund. As of December 15, 2008, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, and Putnam International Equity Fund are no longer investment options of the Plan.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2008 and 2007, forfeitures reduced Abbott's contributions by $15,410 and $1,000, respectively. Approximately $0 and $14,000 of forfeitures were available at the end of 2008 and 2007, respectively, to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust (the Putnam Stable Value Fund). In accordance with the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of this investment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Adoption of New Accounting Standard

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* ("SFAS 157"). Adoption of SFAS 157 did not have a material effect on the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds: Valued at the published market price per unit multiplied by the number of units held.

Collective trust funds: Valued at the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans: Valued at cost, which approximates fair value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following table summarizes the basis used to measure assets at fair value at December 31, 2008:

	Basis of Fair Value Measurement			
Dollars in thousands:	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock	$ 136,029	$ -	$ -	$ 136,029
Mutual funds	14,162	-	-	14,162
Collective trust funds	-	18,943	-	18,943
Participant loans	-	-	21,555	21,555
Total assets at fair value	$ 150,191	$ 18,943	$ 21,555	$ 190,689

The following table summarizes the change in assets that are measured using significant unobservable inputs:

Dollars in thousands:	Participant Loans
Balance, beginning of year	$ 20,244
Total gain or (loss)	-
Net purchases and settlements	1,311
Balance, end of year	$ 21,555

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Abbott common shares	$133,172	$137,009
Putnam Stable Value Fund*	20,079	13,373

* Represents contract value. Fair value of this investment as of December 31, 2008 and 2007, is $18,807 and $13,650, respectively.

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2008 and 2007, is presented below:

	2008	2007
Abbott common shares, 2,495,264 and 2,440,056 shares, respectively (dollars in thousands)	$133,172	$137,009
Market value per share	$53.37	$56.15

NOTE C - INVESTMENTS - Continued

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

Common shares/stock	$ (8,177)
Mutual funds	(8,315)
Collective trust funds	(40)
	$ (16,532)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and the Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local

NOTE F - TAX STATUS - Continued

income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the Code.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007, to the Form 5500 (dollars in thousands):

	2008	2007
Net assets available for benefits per the financial statements	$192,128	$196,582
(Decrease) increase for adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,272)	277
Net assets available for benefits per the Form 5500	$190,856	$196,859

The following is a reconciliation of investment loss per the financial statements for the year ended December 31, 2008, to the Form 5500 (dollars in thousands):

Total net investment loss per the financial statements	$ (10,805)
Decrease for adjustment from contract value to fair value for fully benefit-responsive investment contract for 2008	(1,272)
Decrease for adjustment from contract value to fair value for fully benefit-responsive investment contract for 2007	(277)
Total net investment loss per the Form 5500	$ (12,354)

NOTE H – SUBSEQUENT EVENTS

On February 26, 2009, Abbott completed its acquisition of Advanced Medical Optics ("AMO"). AMO was renamed Abbott Medical Optics Inc. Approximately 500 AMO employees in Puerto Rico are covered under a separate plan, Advanced Medical Optics, Inc. 401(k) Plan. It is anticipated that AMO employees in Puerto Rico will enter the Abbott Laboratories Stock Retirement Plan (Puerto Rico) Plan effective January 1, 2010.

In March 2009, the Putnam Stable Value Fund was replaced with the PIMCO Money Market Institutional Fund.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		$133,172
Hospira, Inc., common stock		2,857
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5		2,978
Blackrock International Opportunities Fund		652
Blackrock Mid Cap Value Fund		281
Dodge & Cox Balanced Fund		1,154
Growth Fund of America, Class R5		3,384
Investment Company of America Fund, Class R5		1,545
PIMCO All Asset Fund		344
PIMCO Total Return Fund		1,119
Vanguard Extended Equity Institutional Fund		976
Vanguard Institutional Developed Markets		236
Vanguard Institutional Index Fund		1,027
Washington Mutual Investors Fund, Class R5		466
Collective trust fund		
Putnam Stable Value Fund, Class Y		18,807
Wellington Mid Cap Growth Fund		136
*Loans to participants, 4.00% to 9.50%		21,555
		$190,689

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: 

Stephen R. Fussell
Plan Administrator

Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

 Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 24, 2009, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008

Grant Thornton LLP

Chicago, Illinois
June 24, 2009



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 24, 2009, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008

Grant Thornton LLP

Chicago, Illinois
June 24, 2009